LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2   CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: December 2, 2003

Leeward Capital Corp. announces $280,000 flow-through private placement

James W. Davis, President, is pleased to announce a non-brokered private placement of 1,000,000 units of Leeward Capital Corp. at a price of $0.28 per unit for gross proceeds of $280,000. Each unit consists of one flow-through common share and one common share purchase warrant, with each warrant to be exercisable into one flow-through common share for a period of one year from Closing of the private placement upon payment by the holder of $0.35 per common share. Leeward will pay a finder's fee of 10% in units in relation to the placement. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws. The private placement is subject to regulatory and stock exchange approval.

The Company will use the proceeds from the flow-through private placement will be used for diamond exploration on Leeward's claims in the Attawapiskat area of northern Ontario.

For further information, contact James W. Davis at (403) 265-4077, ext.202.



03045017

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com